

Nasdaq: PEBO

Investor Presentation

4th Quarter 2013

Safe Harbor Statement



Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, filed with the Securities and Exchange Commission ("SEC") and available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2012 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.









Additional Information for Shareholders of Midwest Bancshares, Inc.

This presentation does not constitute an offer to sell or the solicitation of an offer to buy securities of Peoples Bancorp Inc. ("Peoples"). Peoples will file a registration statement on Form S-4 and other documents regarding the proposed merger transaction referenced in this presentation with the Securities and Exchange Commission ("SEC") to register the shares of Peoples common stock to be issued to the shareholders of Midwest Bancshares, Inc. ("Midwest"). The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Midwest in advance of a special meeting of shareholders that will be held to consider the proposed merger.

MIDWEST INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, MIDWEST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain a free copy of these documents (when available), and other filings containing information about Peoples, at the SEC's website (www.sec.gov). These documents also are available, free of charge, from the "Investor Relations" section of Peoples' website (www.peoplesbancorp.com) or by a written request mailed to:

Peoples Bancorp Inc.
Attn: Investor Relations
138 Putnam Street
PO Box 738
Marietta OH 45750-0738

Peoples BANCORP

Overview

Peoples BANCORP

Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provide a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Over 125,000 client relationships & 75,000 households
  - Assets: $2.1 billion
  - Loans: $1.3 billion
  - Deposits: $1.7 billion
  - Market capitalization: $239 million
- **Current footprint**
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 2.1 million
    - Median income: $37,150
  - Key industries:
    - Health care
    - Plastics/petrochemicals manufacturing
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment rates:
    - OH : 7.2%
    - WV: 5.9%
    - KY: 8.0%
    - US: 6.7%



Market data as of January 31, 2014
Unemployment data as of December 2013
Financial data is December 31, 2013, adjusted for pending acquisition



Key Accomplishments



- **Building greater bottom-line earnings momentum**
  - Earnings improved in the second half of 2013; Q4 EPS up 32% year-over-year
- **Growing top-line revenue while maintaining diversity**
  - Fee revenues were 41% of total revenue in 2013 versus 39% in 2012
  - Double-digit year-over-year increases in insurance and investment revenues
  - Net interest income stabilized due to loan growth and higher interest rates
- **Strong organic growth and increasing sales production**
  - Period-end loan balances grew 12% in 2013; Average balances up 8%
  - 3.7% net retail checking account growth in 2013
  - Improved cross-sell ratio from 5.1 in 2012 to 5.5 in 2013
- **Asset quality restored to pre-crisis levels**
  - Nonperforming assets and gross charge-offs below 2007 levels
- **Raised quarterly dividend to $0.15 per share**
  - Fourth increase since year-end 2011; 3-year CAGR = 12.5%
- **Completing acquisitions in all three lines of business**
  - 4 insurance agencies and 1 bank acquired during 2013
  - Pending acquisition of Midwest Bancshares in Jackson County OH
- **Building "Best in Class" delivery channels**
  - Unveiled new brand in late 2012 and began refreshing branches in 2013







Midwest Bancshares Transaction

FIRST NATIONAL BANK

Midwest Bancshares, Inc. (OTCQB: MDWE)

First National Bank of Wellston





South Perry
Kingston
Wayne National Forest
Gloucester
Nelsonville
Starr
Chauncey
The Plains
New Marshfield
Chillicothe
McArthur
Anthony
Byer
Carpenter
Omega
Limerick
Piketon
Beaver
Salem Center
Winchester
Vinton
Middleport
Oak Hill
Centerville
Addison
Point Pleasant
Rushtown
Bloom Junction

● MDWE ● PEBO

- **Deal announced on January 21, 2014**
- **Single bank holding company & bank**
- **Organized in 1886**
- **Two banking offices in SE Ohio**
  - Wellston & Jackson
- **Limited in-market competition**

Jackson County Market Share			
Rank	Institution (# of branches)	Deposits ($000's)	Market Share
1	WesBanco (7)	168,444	37.9%
2	Milton Bank (3)	89,012	20.0%
3	**FNB Wellston (2)**	**80,973**	**18.2%**
4	PNC Financial (2)	56,481	12.7%
5	Ohio Valley Bank (1)	49,365	11.1%
	Grand Total (15)	**444,275**	**100.0%**



Peoples BANCORP

Midwest Bancshares Transaction

Transaction Summary

Deal Value:	$12.6 million or 105% of TBV at 12/31/2013
Consideration:	50%–75% stock 25%–50% cash
Cost savings:	40-45%
Loan credit mark:	4% to 5%
One-time costs:	$1.4 million (pre-tax)
Due diligence:	Completed
Required Approvals:	• MDWE shareholders • Regulatory / OCC
Anticipated Closing Date:	Q2 2014

Transaction rationale:

- Consistently solid franchise
- Fills in existing footprint in SE Ohio
- Leveraging 2013 insurance acquisitions
- Good deposit market share

Financial summary (as of 12/31/13):

- Total assets = $90.7 million
- Total loans = $60.7 million
  - Mostly residential mortgages
  - Approximately 15% commercial
- Total deposits = $78.9 million
  - Mostly checking and savings accounts
  - 40% CDs and money market accounts

Financial impact:

- Annual EPS accretion = $0.06 to $0.08
- 1% TBV dilution to slightly accretive
- Dilution earn-back under 1 year
- Double-digit IRR

Peoples BANCORP

Current Outlook



- **Committed to generating positive operating leverage each year**
  - Over 10% total revenue growth expected for 2014
  - Key drivers of revenue growth include higher loan balances and sales production
  - Expense growth in 2014 due to recent strategic investments
  - 2014 expense growth to be 1% to 2% less than revenue growth
  - Targeting an efficiency ratio in the range of 68% to 70%
- **Meaningful organic loan growth while improving portfolio diversity**
  - 2014 average balances should be 15% to 20% higher than 2013
  - Greater emphasis on consumer lending; improve commercial mix
  - Loan production volumes capable of generating 5% to 10% annual organic growth
- **Preserve superior asset quality through strong credit risk management**
  - Committed to sound underwriting and credit discipline
  - Maintain key metrics in top quartile of peer group at all time
  - Net charge-offs within long-term historical range 20 – 40 bps
- **Prudent deployment of capital and grow long-term shareholder value**
  - Strong capital position supports active M&A strategy
  - Dividend payout within target range of 25% to 40%



Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity for a community bank our size (over 40% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks
- **Strong, growing fee-based businesses**
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities from shale activity
- **Capacity to grow our franchise**
  - Strong fundamentals (capital, liquidity, competency) to support active M&A
  - Robust and scalable IT capabilities
  - Passionate, talented and diverse associates
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Focused on business line performance and contribution



Stock Performance





Total Annual Return

1-Year   3-Year   5-Year

■ Peoples Bancorp   ■ Peer Group   ■ NASDAQ Bank Index   ■ SPX 500 Index

Total Return includes impact of dividends

Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

Data as of January 31, 2014



Executive Management Team



Officer	Background	Years in Banking	
		PEBO	Total
Chuck W. Sulerzyski President and CEO	• Diverse financial services experience • Progressive executive leadership	3	38
Edward G. Sloane EVP, CFO and Treasurer	• Progressive finance and accounting leadership • Extensive experience with ALM, M&A, strategic planning	6	30
Carol A. Schneeberger EVP, Chief Administrative Officer	• Extensive history of PEBO operations • Experience with audit, ALM and finance activities	37	37
Daniel K. McGill EVP, Chief Commercial Banker	• Prior market leader for a larger bank • Progressive leadership of commercial banking	4	32
Timothy H. Kirtley EVP, Chief Credit Officer	• CRE portfolio management • Progressive credit administration experience	2	22
Richard W. Stafford EVP, Sales and Marketing	• Extensive sales and service experience • Progressive retail banking management	4	26



Current Strategic Priorities



Current Strategic Road Map



"The Best Community Bank in America"

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
➤ Our Way of Life	➤ Broad Delivery Channels	➤ M & A	➤ Right People / Right Job
➤ Asset Quality	➤ Delight the customer	➤ Sales & Service Process	➤ Appetite for Winning
➤ Compliance Regulatory	➤ Knowledgeable, Caring Associates Consistently Delivering Competent Advice/Solutions	➤ Define the Ideal Client Profile for New Relationships	➤ Culture of Learning
➤ Operational Risk		➤ Best Client Retention	➤ Coaching / Development
➤ Information Security	➤ Consistent Experience at Every Touch Point	➤ Relationship Reviews; Value added	➤ No Whiners / No Excuses
➤ Change Management		➤ Deepen Relationships/ Cross Sell	➤ Accountability / Performance Metrics
➤ Execution Risk	➤ Do What You Said You Would Do	➤ Understand Customer Needs	➤ Reward / Recognition
		➤ Seek Client Referrals	

How we do it:

1. **Create a Winning Culture:** Change hearty/active learners/help each other win/communicate effectively
2. **Human Capital Development:** Define the behaviors and goals/provide the training/measure/coach/reward and consequences
3. **Pricing Discipline:** Focus on the risk adjusted margin/fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement/revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk/retain and grow the revenue/lower the cost/delight the community

Strategic Priorities



Positive Operating Leverage	• Primary emphasis on revenue growth • Disciplined expense management • Expand revenue vs. expense growth gap beyond 2% • Improve efficiency ratio 1% to 2% annually
Superior Asset Quality	• Balance growth with prudent credit practices • Improve diversity within loan portfolio • Preserve key metrics superior to most of our peers
High Quality Balance Sheet	• Adjust earning asset mix by shifting investments to loans • Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Prudent use of capital (dividends & acquisitions)



Business Line Focus



Core Banking Activities

Lending Activities	Deposit Generation
• **Profitable portfolio growth** – Focus on risk versus reward – Maintain pricing discipline • **Create greater diversity** – Emphasis on consumer lending – C&I and small business – Targeted CRE lending • **Process improvements** – Improve efficiency – Reduce origination cycle times – On-line applications	• **Emphasis on core deposits** – Checking and savings accounts – Non-IB deposits over 20% of total • **Delivery channels** – Extensive alternative channels – Working to refresh branches • **Increase market share** – Strong presence in several markets • **Build long-term relationships** – Quarterly relationship calls – Superior customer service



Business Line Focus



Value Added Services

Wealth Management	Insurance
• **Top-line revenue growth** – Managed assets = $1.4 billion – Currently 8% of total revenue • **Adding talent across footprint** – Organic + acquisitions – Advisors added in 2012 and 2013 – Currently 11 advisors + branches • **Leveraging branch capabilities** – Placing a licensed associate in offices – Enhances financial advice – Creates better referral opportunities • **Deepen client relationships** – Private banking services – Better sales execution	• **Strong revenue contributor** – Currently 14% of total revenue – Access to multiple carriers – Solid sales & support staff • **Strategic footprint expansion** – Organic growth + acquisition – Add talent in underserved areas – Selective expansion outside footprint • **Seeking greater revenue diversity** – Largely property & casualty today – Focus on growing life & health • **Integrated cross-selling strategy** – Leverage banking contacts



Strategic Targets



Strategic Focus	Metrics	Actual 2011	Actual 2012	Actual 2013	5-Year Strategic Target Range
Positive Operating Leverage	Net interest margin (Fully-tax equivalent)	3.43%	3.39%	3.25%	3.40% to 3.60%
	Total revenue growth	-5.04%	2.90%	3.53%	5% to 11%
	Total expense growth	7.52%	3.49%	7.55%	3% to 8%
	Non-interest income to total revenue	37.90%	39.10%	40.19%	35% to 45%
	Efficiency	68.98%	69.55%	71.90%	65% to 70%
Superior Asset Quality	NPAs to total loans + OREO	3.41%	1.48%	0.81%	0.70% to 1.00%
	Net charge-offs to average loans (1)	1.16%	0.12%	−0.35%	0.25% to 0.45%
High Quality Balance Sheet	Loans to total assets	52.31%	51.36%	58.09%	65% to 75%
	Deposits to total funding	86.19%	89.42%	87.04%	80% to 90%
	Tier 1 common equity	12.82%	14.06%	12.42%	10% to 14%
	TCE to tangible assets (2)	8.22%	8.28%	7.26%	6.50% to 8.75%
Execute on Strategies	Return on common equity	5.61%	9.52%	7.92%	Over 12%
	Return on assets	0.69%	1.11%	0.91%	Over 1.25%
	Revenue vs. Expense Growth Gap	-12.56%	-0.59%	-4.02%	Over 2%
	Dividend payout (3)	38.79%	23.96%	35.07%	25% to 40%

Current 5-year strategy planning period = 2013 to 2017

(1) Presented on an annualized basis
 (2) Non-GAAP financial measure. See Appendix.
 (3) Dividend data reflects amounts declared with respect to earnings for the quarterly period indicated.



Mergers & Acquisitions



Our M&A Strategy



- **Optimize our current footprint**
  - Gain market share and improve operating efficiency
  - Create more density through disciplined expansion
- **Target areas with characteristics similar to existing markets**
  - Expand along major transportation routes
  - Focused on "mid-major" communities or suburbs of major cities
- **Acquire franchises that complement our strategy**
  - Maintain revenue diversity with insurance and investment providers
  - Capitalize on accretion potential of smaller banks (under $200 million)
  - Improve balance sheet mix and size with larger banks ($200-800 million)
- **Improve shareholder return**
  - All transactions must be accretive by year 2
  - No more than 10% dilution of tangible book value
  - Recapture tangible book value dilution within 4 years
- **Use M&A to augment organic growth**



Target Growth Areas





I-70 Expansion
- High growth potential
- Recently added new talent

I-77 Expansion
- Possible M&A opportunities
- Wealth management opportunities

Footprint Development
- Increase market share in all areas
- Insurance & Wealth Management expansion potential

Morgantown Potential
- Minimal community banks
- Nearly 30,000 people

I-64 Expansion
- Insurance & Wealth
- Management growth opportunities
- Explore banking opportunities

Executing Our M&A Strategy



- **Villers Investments** (June 2012)
  - Single sales producer in WV
  - $55 million in managed assets; $445,000 in annual revenue
- **Caldwell Investments** (Aug 2012)
  - Single producer in OH
  - $50 million in managed assets; $275,000 in annual revenue
- **Sistersville Bancorp** (Sept. 2012)
  - Two banking offices in WV
  - Total assets = $46.6 million
- **Pikeville KY Insurance Office** (Jan 2013)
  - Commercial P&C insurance
  - $1.6 million annual revenue
- **McNelly Insurance** (April 2013)
  - Employee benefits insurance practice
  - Located in Jackson OH
  - Single sales producer
  - $1.4 million in annual revenue

- **Jackson Insurance Brokerage** (May 2013)
  - Employee benefits insurance practice
  - Located in Jackson OH
  - Three sales producers
  - $460,00 in annual revenue
- **FreedomChoice Benefits Group** (May 2013)
  - Employee benefits insurance practice
  - Located in Jackson OH
  - Single sales producer
  - $250,000 in annual revenue
- **Ohio Commerce Bank** (Oct 2013)
  - Single office in Beachwood, Ohio
  - Total assets = $123 million
- **Midwest Bancshares Inc.** (pending)
  - Two offices in OH
  - Total assets = $91 million
  - Target completion = 2Q 2014



Customers and Markets



Utica / Marcellus Shale Opportunity



Both opportunities are present in PEBO's market area



- **Key driver of stronger economic activity**
  - Land owners acquiring wealth from selling drilling rights
  - Local businesses benefiting from nonresident workers
- **Working to help clients with their unique challenges**
  - Hosting educational seminars in various communities
  - Energy expertise within our insurance business



Our Capabilities



	National Banks						***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington	PEOPLES BANCORP	City National	Community Trust	Wes-Banco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Electronic Statements	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	No
Online Financial Management	No	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	No
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	No
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
P2P Payments	Yes	Yes	Yes	Yes	Pending	Yes ★	No	No	No	No	No
Online Chat	No	No	Yes	Yes	Yes	Yes ★	No	No	No	No	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	Yes	Yes	No
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	Yes	No
iPhone/iPad/Andriod Apps	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	Yes	Yes	No
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	Yes	Yes	No
Mobile Deposit Capabilities	Yes	Yes	In Process	Yes	No	Yes ★	No	No	No	Yes	No
Business Support Center	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	Yes	No
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	No
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	Yes	Yes	No	Yes ★	No	No	No	Yes	No
Prepaid Gift Card	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
Employer-Loaded PayCards	Yes	N/A	Yes	N/A	Yes	Yes ★	No	No	No	No	No

★ indicates Peoples has advantage over Community Bank group





Information accurate as of December 2013

25

Our Brand Promise



We will work side by side to overcome challenges and seize opportunities. We will listen and work with you. Together we will build and execute thoughtful plans and actions, blending our experience & expertise to move you toward your financial goals.

Our core difference is providing you peace of mind, confidence, and clarity in your financial life.

Working Together. Building Success.

<u>**Core values are constant**</u>

Clients as a focus
Business with integrity
Trust among Clients, Communities & Associates
Commitment to Communities
Continuous will to win
Development of Associates skills



26

Our Brand Image











Peoples BANK

Working Together. Building Success.®

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Peoples
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Peoples
BANK
·FINANCIAL PLANNING
·INSURANCE
·INVESTMENTS

Refreshing our Branches



- **18 month, 5-phase project**
  - Floor-to-ceiling renovations
  - Over $5 million being invested
  - First phase began Q1 2013
  - Using national branch design experts
- **Key Benefits:**
  - All delivery channels "Best in Class"
  - Consistent look with our new brand
  - More engaging customer environment
  - Better utilization of office space
  - Enhanced customer sales discussions
  - Increased office visits and sales activity

Before



After





Peoples

Financial Performance



Annual Financial Summary



	Metrics	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013
Financial Performance	Diluted EPS	$0.22	$0.34	$1.07	$1.92	$1.63
	Return on common equity	1.17%	1.76%	5.61%	9.52%	7.92%
	Return on assets	0.21%	0.28%	0.69%	1.11%	0.91%
	Net interest margin (FTE)	3.48%	3.51%	3.43%	3.39%	3.25%
	Efficiency ratio	60.14%	60.30%	68.98%	69.55%	71.90%
Capital	Tier 1 common equity	10.58%	11.59%	12.82%	14.06%	12.42%
	Total capital	16.80%	18.24%	16.20%	15.43%	13.78%
	TCE to TA (1)	7.22%	7.17%	8.22%	8.28%	7.26%
	Tangible Book Value per share (1)	$13.48	$12.16	$13.53	$14.52	$13.57
Asset Quality	NPAs to loans + OREO	3.85%	4.64%	3.41%	1.48%	0.81%
	NPAs to TCE + ALLL	24.36%	29.22%	19.42%	8.57%	6.01%
	ALLL to total loans	2.59%	2.79%	2.53%	1.81%	1.43%
	Net c/o's to avg loans	1.96%	2.66%	1.16%	0.12%	- 0.35%
	Loan loss prov to avg loans	2.35%	2.61%	0.84%	- 0.49%	- 0.42%

(1)   Non-GAAP financial measure. See Appendix.



Quarterly Financial Summary



	Metrics	4Q 2012	1Q 2013	2Q 2013	3Q 2013	4Q 2013
Financial Performance	Diluted EPS	$0.36	$0.47	$0.46	$0.23	$0.47
	Return on common equity	6.99%	9.18%	8.74%	4.61%	9.09%
	Return on assets	0.82%	1.06%	1.03%	0.53%	1.01%
	Net interest margin (FTE)	3.42%	3.12%	3.15%	3.26%	3.46%
	Efficiency ratio	72.99%	71.61%	71.71%	72.47%	71.80%
Capital	Tier 1 common equity	14.06%	14.68%	14.17%	14.09%	12.42%
	Total capital	15.43%	16.04%	15.54%	15.46%	13.78%
	TCE to TA (1)	8.28%	8.35%	8.07%	8.16%	7.26%
	Tangible Book Value per share (1)	$14.52	$14.77	$13.94	$14.23	$13.57
Asset Quality	NPAs to loans + OREO	1.58%	1.41%	1.18%	1.06%	0.81%
	NPAs to TCE + ALLL	8.57%	7.27%	6.54%	6.71%	6.01%
	ALLL to total loans	1.81%	1.78%	1.66%	1.60%	1.43%
	Net c/o's to avg loans (2)	0.12%	- 0.29%	- 0.45%	- 0.26%	- 0.39%
	Loan loss prov to avg loans (2)	- 0.20%	- 0.44%	- 0.58%	- 0.35%	- 0.33%

(1) Non-GAAP financial measure. See Appendix.
(2) Presented on an annualized basis



Key Performance Drivers



Metric	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Classified Assets Ratio (1)	28.21%	28.50%	27.19%	21.99%	21.58%
Revenue Growth (2)	3.9%	- 2.1%	1.2%	6.3%	8.7%
Efficiency Ratio	72.99%	71.61%	71.71%	72.47%	71.80%
Loan Growth (3)	3.0%	- 1.1%	2.5%	3.2%	10.1%
Pre-Provision Net Revenue to Average Assets (4)	1.23%	1.24%	1.25%	1.26%	1.29%

(1) Substandard loans, OREO, classified investments as a % of Tier I capital +ALLL
(2) Year-over-year growth
(3) Sequential growth in average balances
(4) Non-GAAP measure. See Appendix for more information.



Balance Sheet Trends



Average Balances ($ in millions)	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Total Loans	$ 995.8	$ 985.1	$ 1,009.5	$ 1,041.9	$ 1,147.3
Total Investments (1)	665.3	680.9	683.8	659.5	677.9
Interest-Bearing Retail Deposits	1,111.0	1,133.1	1,087.8	1,046.8	1,098.3
Non-Interest-Bearing Retail Deposits	298.2	320.0	326.0	325.1	371.0
Wholesale Funding	229.4	216.5	247.7	276.3	293.2

(1) Carrying value of short-term and long-term investments but excluding FHLB/FRB stock



Key Drivers of Shareholder Value









- **Exhibiting stronger top line revenue growth than peers**
- **Asset quality has been restored to pre-crisis levels**
- **Greater revenue diversity due to strong fee-based businesses**

Source: SNL Financial
Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP
$1-5B peer group represents all publically-traded Midwest banks with total assets between $1 and $5 billion



Drivers of Shareholder Value Creation









- **Potential exists for near-term improvement**
- **Sufficient capacity to achieve meaningful growth**
- **Target dividend payout range of 25% to 40%**

Source: SNL Financial and FactSet Research Systems; Market data as of 2/10/2014
Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP
$1-5B peer group represents all publically-traded Midwest banks with total assets between $1 and $5 billion



Restoring Asset Quality





Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

$1-5B peer group represents all publically-traded Midwest banks with total assets between $1 and $5 billion
Source: SNL Financial



Earnings Performance







Dividend data presented above reflects amounts declared with respect to earnings for the quarterly period indicated. Beginning in Q2 2011, Peoples modified the quarterly dividend schedule to consider and declare dividends during the first month following quarter-end.



Net Interest Margin





Presented on a fully-tax equivalent basis



Non-Interest Income







	2007	2008	2009	2010	2011	2012	2013
■ Other	$3,252	$3,037	$3,594	$3,173	$3,224	$4,078	$2,942
■ E-Banking	$3,524	$3,882	$3,954	$4,686	$5,142	$5,955	$6,191
▨ Trust & investment	$4,983	$5,139	$4,722	$5,348	$5,548	$6,129	$7,122
■ Insurance	$9,701	$9,902	$9,390	$8,846	$9,265	$9,844	$12,201
■ Deposit service charges	$9,890	$10,137	$10,390	$9,581	$9,765	$8,965	$8,764

Revenue & Expense Trends





Balance Sheet Trends



Earning Assets



Funding Sources





(1) Amounts exclude loans held-for-sale
(2) Amounts represent amortized cost and excludes FHLB/FRB stock



Loan Composition



	YE 2008	YE 2009	YE 2010	YE 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Retail	$397,650	$383,326	$353,882	$356,720	$356,128	$355,287	$386,334	$392,703	$400,097	$425,197	$450,005	$465,771
C&I	$176,187	$160,678	$153,713	$140,857	$150,431	$161,893	$172,068	$180,131	$174,982	$184,981	$192,238	$232,754
CRE	$530,195	$508,054	$453,123	$440,929	$437,544	$438,098	$430,365	$412,338	$405,439	$420,051	$414,922	$497,709



Asset Quality Trends



Provision for Loan Losses & Net Charge-offs



Nonperforming Assets



Allowance for Loan Losses



Classified Assets





Deposit Composition

($ in thousands)





	YE 2008	YE 2009	YE 2010	YE 2011	YE 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
■ Checking & Savings	$376,845	$437,623	$431,148	$484,453	$625,357	$666,405	$650,503	$677,026	$760,311
■ Public Funds	$105,714	$112,074	$122,444	$122,916	$130,630	$167,441	$146,817	$151,910	$132,379
■ MMDs	$213,498	$263,257	$289,657	$268,410	$288,404	$288,538	$238,554	$224,400	$275,801
■ Retail CDs	$518,401	$480,512	$430,886	$411,247	$392,313	$353,894	$349,511	$334,910	$363,226



Capital Trends

($ in millions)

Leverage Ratios


8.83%
8.90%
9.04%
9.14%
8.52%
8.28%
8.35%
8.07%
8.16%
7.26%
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Tier 1 Leverage
Tangible Common Equity to Tangible Assets

Per Share Basis


$21.02
$21.39
$20.71
$20.97
$20.89
$14.52
$14.77
$13.94
$14.23
$13.57
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Book Value
Tangible Book Value

Risk-Based Capital Ratios


15.43%
16.05%
15.54%
15.46%
13.78%
14.06%
14.69%
14.17%
14.09%
12.42%
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013
Total Capital
Tier 1 Capital

Dividend Payout


$0.36
$0.47
$0.46
$0.23
$0.47
$0.12
$0.14
$0.14
$0.14
$0.15
Q4 2012
Q1 2013
Q2 2013
Q3 2013
Q4 2013

Peoples BANCORP

Appendix

Peoples BANCORP

Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) income represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

	Year Ended December 31,					
	2008	2009	2010	2011	2012	2013
Income before income taxes	$ 7,615	$ 3,126	$ 5,753	$ 17,151	$ 29,910	$ 29,084
Add: Provision for loan losses	27,640	25,721	26,916	7,998	–	–
Add: Impairment lossess	4,260	7,707	1,786	–	–	–
Add: Loss on Debt Extinguishment	–	–	3,630	–	4,144	–
Add: Loss on loans held-for-sale and OREO	9	118	3,173	1,395	–	–
Add: Loss on other assets	10	–	88	31	248	241
Less: Recovery of loan losses	–	–	–	–	4,716	4,410
Less: Gain on loans held-for-sale and OREO	–	–	–	469	66	86
Less: Gain on securities	1,668	1,446	6,852	473	3,548	489
Less: Gain on other assets	775	15	–	41	–	–
Pre-provision net revenue	**$ 37,091**	**$ 35,211**	**$ 34,494**	**$ 25,592**	**$ 25,972**	**$ 24,340**
Average Assets	$ 1,910,002	$ 2,024,311	$ 1,961,727	$ 1,811,079	$ 1,841,289	$ 1,932,367
Pre-provision net revenue to average assets	1.94%	1.74%	1.76%	1.41%	1.41%	1.26%



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) income represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013
Income before income taxes	$ 7,134	$ 5,539	$ 7,340	$ 7,431	$ 6,898	$ 7,415
Add: Loss on Debt Extinguishment	–	1,033	–	–	–	–
Add: Loss on loans held-for-sale and OREO	–	–	5	–	–	–
Add: Loss on securities	–	–	–	–	1	–
Add: Loss on other assets	174	85	–	89	29	125
Less: Recovery of loan losses	956	503	1,065	1,462	919	964
Less: Gain on loans held-for-sale and OREO	–	58	–	81	10	–
Less: Gains on securities	112	273	418	26	–	46
Less: Gains on other assets	13	–	–	2	–	–
Pre-provision net revenue	**$ 6,227**	**$ 5,823**	**$ 5,862**	**$ 5,949**	**$ 5,999**	**$ 6,530**
Average Assets *(in millions)*	$ 1,847.6	$ 1,887.3	$ 1,914.7	$ 1,911.0	$ 1,891.7	$ 2,011.9
Pre-provision net revenue to average assets (a)	1.34%	1.23%	1.24%	1.25%	1.26%	1.29%

(a) Presented on an annualized basis



Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since their calculation removes the impact of intangible assets acquired through acquisitions on the consolidated balance sheets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

	As of December 31,					
($ in Thousands)	2008	2009	2010	2011	2012	2013
Tangible Common Equity:						
Total stockholders' equity, as reported	$ 186,626	$ 243,968	$ 230,681	$ 206,657	$ 221,728	$ 221,553
Less: goodwill and other intangible assets	66,406	65,599	64,870	64,475	68,525	77,603
Less: preferred stockholders' equity	-	38,543	38,645	-	-	-
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Tangible Assets:						
Total assets, as reported	$ 2,002,338	$ 2,001,827	$ 1,837,985	$ 1,794,161	$ 1,918,050	$ 2,059,108
Less: goodwill and other intangible assets	66,406	65,599	64,870	64,475	68,525	77,603
Tangible assets	$ 1,935,932	$ 1,936,228	$ 1,773,115	$ 1,729,686	$ 1,849,525	$ 1,981,505
Tangible Common Equity to Tangible Assets Ratio:						
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Tangible assets	$ 1,935,932	$ 1,936,228	$ 1,773,115	$ 1,729,686	$ 1,849,525	$ 1,981,505
Tangible common equity to tangible assets	6.21%	7.22%	7.17%	8.22%	8.28%	7.26%
Tangible Book Value per Share						
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Common shares outstanding	10,333,884	10,374,637	10,457,327	10,507,124	10,547,960	10,605,782
Tangible book value per share	$ 11.63	$ 13.48	$ 12.16	$ 13.53	$ 14.52	$ 13.57



Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since their calculation removes the impact of intangible assets acquired through acquisitions on the consolidated balance sheets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Tangible Common Equity:					
Total stockholders' equity, as reported	$ 221,728	$ 226,079	$ 219,147	$ 222,247	$ 221,553
Less: goodwill and other intangible assets	68,525	69,977	71,608	71,417	77,603
Tangible common equity	$ 153,203	$ 156,102	$ 147,539	$ 150,830	$ 143,950
Tangible Assets:					
Total assets, as reported	$ 1,918,050	$ 1,938,722	$ 1,899,841	$ 1,919,705	$ 2,059,108
Less: goodwill and other intangible assets	68,525	69,977	71,608	71,417	77,603
Tangible assets	$ 1,849,525	$ 1,868,745	$ 1,828,233	$ 1,848,288	$ 1,981,505
Tangible Common Equity to Tangible Assets Ratio:					
Tangible common equity	$ 153,203	$ 156,102	$ 147,539	$ 150,830	$ 143,950
Tangible assets	$ 1,849,525	$ 1,868,745	$ 1,828,233	$ 1,848,288	$ 1,981,505
Tangible common equity to tangible assets	8.28%	8.35%	8.07%	8.16%	7.26%
Tangible Book Value per Share					
Tangible common equity	$ 153,203	$ 156,102	$ 147,539	$ 150,830	$ 143,950
Common shares outstanding	10,547,960	10,568,147	10,583,161	10,596,797	10,605,782
Tangible book value per share	$ 14.52	$ 14.77	$ 13.94	$ 14.23	$ 13.57





Nasdaq: PEBO

Investor Presentation

4th Quarter 2013